August 3, 2020

Re: Offering Circular for Paradyme Equities, LLC on Form 1-A

To whom it may concern:

Please see the responses to the Staff comments below.

Staff Comment:

Offering Statement on Form 1-A

Management's Discussion and Analysis..., page 36

1.	We note the statement on page 36 that you plan to buy and develop “multifamily, retailproperties, self-storage facilities, office buildings, warehouse and industrial properties and mixed-use and hotel properties.” Given the impact COVID-19 has had on such assets and the general economy, where you discuss your business plan and known material trends, events and uncertainties, please address the current impact of COVID-19 and clarify the extent to which you may be impacted by the COVID-19 pandemic. Include, as applicable, risk factor disclosure. Refer to CF Disclosure Guidance: Topic No. 9.

Company Response:

We have added the following risk factor:

Risk created by Pandemic, including but not limited to Covid-19

World-wide pandemics and widespread outbreaks of communicable/contagious disease has proven to have an impact on economies, business in general and real estate in particular. As a result, there are risks that could arise from the onset of such widespread outbreaks of disease, such as Covid-19. Such instances could impact the value of any given asset class, sometimes severely. This could result in us being unable to realize our investment objectives for the asset classes impacted by sale or other disposition or refinance at attractive prices within a period of time that was otherwise expected. Exit strategies could be prolonged and even fail. As such, an exit strategy in the context of Pandemics is not guaranteed and is subject to the Manager’s discretion.

29901 Murrieta Hot Springs Road Ste G-135

Murrieta CA, 92563

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

We also added the following information on page 36:

Although we intend to purchase and manage a variety of properties, due to the current COVID-19 breakout, we are unsure as to what our buying strategy may be. For example, properties such as office building and retail properties are showing, in some circumstances, to become obsolete. Therefore, our purchases of these types of properties may have to be reevaluated prior to making an investment decision.

Staff Comment:

Milestones, page 50

2.	Please revise to update this disclosure as appropriate.

Company Response:

Our Milestones have been updated accordingly:

We hope to reach the following milestones in the next 12 months:

☐	August 2020 - Complete our Form 1-A qualification statement.
☐	August 2020 - Begin fundraising.
☐	October 2020 - Reach minimum raise requirement of $500,000; search for properties to purchase.
☐	December 2020 – Deploy funds on multiple projects within the portfolio specs.
☐	Continue to fund raise and purchase properties or Joint Venture until reaching $50,000,000 (fifty million)
☐	By June 2021 - fully funded and be fully invested.

Staff Comment:

Security Ownership of Certain Beneficial Owners and Management, page 63

3.	Please revise to identify the owners of your securities. You appear to refer to Paradyme Equities LLC as the owner and also the manager. Also, identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% owner who is not a natural person.

Company Response:

This has been updated as follows:

Ryan Garland, our CEO , has dispositive control over the Class B Interests that are owned by Paradyme Asset Management, LLC. No entity or Member currently owns any Class A Interests in the Company. Class A Interests are being sold through this Offering. Upon sale, the Class A Interests will maintain a 50% interest in the Company overall, and Class B Interests will maintain a 50% interest in the Company overall. Class B Interests were issued at formation for no consideration.

29901 Murrieta Hot Springs Road Ste G-135

Murrieta CA, 92563

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

Staff Comment:

Manager, Executive Officers, Promoters and Control Persons Ryan Garland, page 64

4.	Please remove the marketing style language in your description of Ryan Garland's experience such as references to his unparalleled ability and stellar career. Also, provide support for your claims regarding his ability to establish relationships with high-net-worth clientele, his passion for distressed assets, his being ranked #1 Top Originator in California for four years during this time period and being voted top producer in the nation for five years. Also revise to provide the disclosure required by Item 401(e) of Regulation S-K. We may have further comment.

Company Response:

Mr. Garland’s experience has been amended as follows:

Ryan Garland has been the CEO of Paradyme Companies since 2015. Paradyme focuses on both lending and purchasing real estate in various parts of the country. Prior to Paradyme, Mr. Garland served as Vice President at Legacy Private Funding, Inc. Between 2011 and 2014, Mr. Garland was a Loan Officer for both Pelorus Equity Group and Anchor Loans. Mr. Garland has an associate of arts and sciences degree in civil engineering from Riverside Community College.

Staff Comment:

5.	Please clarify the role of John Finton and provide support for the claim that he still owns the title of being the number one luxury home builder in the world.

Company Response:

The reference to Mr. Finton has been removed.

Staff Comment:

Certain Relationships and Related Party Transactions, page 66

6.

We note the changes made to this section. You appear to refer to Paradyme Asset Management, LLC as the Manager and also as controlling the Manager. Please revise as appropriate. Also revise to indicate that Ryan Garland is the CEO of the Manager, Paradyme Asset Management, LLC, and controls the Manager.

29901 Murrieta Hot Springs Road Ste G-135

Murrieta CA, 92563

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

Company Response:

This has been updated as follows:

We have issued 100% of the Class B Interests at formation to our Manager for no consideration. Ryan Garland is the CEO of the Manager, Paradyme Asset Management, LLC, and controls the Manager.

Staff Comment:

Part III - Exhibits

Exhibit 5 - Legality Opinion, page 70

7.	Please revise the Trowbridge Sidoti legality opinion to indicate that the legality opinion is opining on California law.

Company Response:

A revised opinion is filed herewith.

Staff Comment:

Financial Statements, page F-1

8.	Please update your financial statements in accordance with Form 1-A, Part F/S, paragraph (b)(3)(A).

Company Response:

Our financial statements, Summary Financial Data, and Management’s Discussion and Analysis have been revised accordingly.

Sincerely,

/s/ Crowdfunding Lawyers, LLP

CROWDFUNDING LAWYERS, LLP

29901 Murrieta Hot Springs Road Ste G-135

Murrieta CA, 92563

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net